Exhibit 99.2

ChinaEdu Corporation

(the “Company”)

PROXY

I/We* …………………………………………..………….………………….….……….……….

of**……………………………………….………………………………………………………....

the holder of*** …….…… shares in the Company

hereby appoint the Chairman of the Meeting****

or failing them, .……….…………………………. of …………………….………….

as [my/our] proxy to vote on [my/our] behalf at the annual general meeting of the Company (, and at any adjournment thereof) to be held on Sunday, December 29, 2013, at 10:00 a.m. Beijing time, at 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District Beijing, People’s Republic of China 100007 to vote in respect of the resolutions as set out below and otherwise as my proxy sees fit:

Please mark you votes ☒ as indicated in this example

		For	Against	Abstain
1.	To re-elect Min Fan as director to serve in accordance with the Articles of Association of the Company;	☐	☐	☐
2.	To approve the annual report, directors’ report and auditor’s report for the period ended December 31, 2012;	☐	☐	☐
3.

To appoint Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013; and to authorize the Directors to fix their remuneration.; and

		☐	☐	☐
4.	In their discretion, the proxies are authorized to transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement of the meeting.	☐	☐	☐

Dated:

Signed by or on behalf of the above named

NOTES

*	Please insert name

**	Please insert address

***	Please insert the number of shares of the Company registered in your name

****	If you do not wish the Chairman of the Meeting to be your proxy, please strike out this entry and complete the details of the person (name, address) you wish to appoint as your proxy in the immediately following line